INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

September 28, 2017

Rufus Decker

Suying Li

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	Royal Energy Resources, Inc.
Comments to Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 3, 2017
File No. 000-52547

Dear Mr. Decker and Ms. Li:

I am writing on behalf of Royal Energy Resources, Inc. (the “Company”) in regard to the comment letter dated September 20, 2017, providing comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Commission on April 3, 2017. Specifically, I am writing to confirm my phone call with Suying Li today that the Company will have until Monday, October 9, 2017, to file a response to the comment letter.

Please feel free to contact me if you have any questions, and we look forward to resolving the issues raised by the letter.

Very truly yours,

DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern
Robert J. Mottern, Esq.

Cc:	William Tuorto
Douglas Holsted
Scott Morris
James Harrison
Norman Yoder